EXHIBIT (11)

                   THE QUAKER OATS COMPANY AND SUBSIDIARIES

                STATEMENT RE COMPUTATION OF PER SHARE EARNINGS


                                                     For the Three Months Ended
                                                     March 31,        March 31,
Calculation of Fully Diluted Earnings Per Share       1997 (1)           1996

Dollars in Millions (Except Per Share Data)

(Loss) Income from Continuing Operations            $(1,109.8)         $ 32.2

Less: Dividends on ESOP Convertible
      Preferred Stock                                    (0.9)            ---

Less: Adjustments attributable to conversion
      of ESOP Convertible Preferred Stock                 ---            (0.2)

Net (Loss) Income Used for Fully Diluted
      Calculation                                   $(1,110.7)         $ 32.0

Shares in Thousands

Average Number of Common Shares Outstanding           136,305         135,102

Plus Dilutive Securities:

Stock Options                                             ---             992

ESOP Convertible Preferred Stock                          ---           2,494

Average Shares Outstanding Used for Fully
      Diluted Calculation                             136,305         138,588

Fully Diluted Earnings Per Share                    $   (8.15)         $ 0.23


(1) In loss periods, dilutive common equivalent shares are excluded as the effect would be antidilutive. For purposes of the loss per share calculation, the loss was adjusted for the amount of dividends applicable to the ESOP Convertible Preferred Stock.